ALPHA MOTORSPORT, INC.
                         240 12th Street
                   New Westminster, B.C., Canada
                             V3M 4H2

December 9, 2004


Mr. William Bennett
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 05-11
Washington, D.C. 20549


RE:  Alpha Motorsport, Inc.
     Registration Statement on Form SB-2
     File Number 333-119930
     Filed October 25, 2004

Dear Mr. Bennett:

I herewith provide the following responses to your enumerated comment letter of November 26, 2004:

General
-------
1. We are unaware of any other company with the same name; however, upon receipt of your comment, we realized that we had inadvertently neglected to include the information regarding the BC corporation we formed as our wholly-owned operating subsidiary in Canada. The information has been included in this amendment; please see the first paragraph of the General Information about Our Company subsection under the Summary of Prospectus section on page 5; the second paragraph of the Directors, Executive Officers, Promoters and Control Persons section on page 14; footnote 2 added to the same section on page 15; the paragraph added after the table in the Security Ownership of Certain Beneficial Owners and Management section on page 17; the first paragraph of the Description of Our Business section on page 19; and the third paragraph in the Certain Relationships and Related Transactions section on page 28.

2. Please see Note 3 added to the table at the bottom of the Prospectus cover page.

3. Please see the revised first paragraph in the Plan of Distribution section on page 13. The officers and directors will not register as broker-dealers pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an Issuer may participate in the offering of the Issuer's securities and not be deemed to be a broker-dealer.

   a. None of our officers or directors are subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation; and,

   b. None of our officers or directors will be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and
   c. None of our officers or directors are, or will be at the time of his participation in the offering, an associated person of a broker-dealer; and

   d. All of our officers and directors meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that they (A) primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and (B) are not brokers or dealers, or been associated persons of a broker or dealer, within the preceding twelve months; and (C) have not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs
      (a)(4)(i) or (a)(4)(iii).

4.  Please see the cover page of the registration statement.

Summary of Prospectus
---------------------
5. and 7.  Please see the revision at the top of page 6.

6. Please see the revised disclosures in the first paragraph on page 5 and in footnote 1 on page 10.

Risk Factors
------------
8. Please see the revised risk factors on pages 6-10. Risk factor
6 has been deleted.

9. Please see the penultimate risk factor added to the Risk Factors of the Offering section on page 9.

10. Please see the last risk factor added to the Risk Factors of the Offering section on page 9, continuing on to page 10.

11. Please see the revised disclosure in this risk factor on the top of page 7.

12. The risk factor has been deleted as it is irrelevant.

13. This risk factor has also been deleted, as we have now obtained all necessary permits to open our location and begin operations. We have updated the business section and milestones accordingly.

14. Please see the revised disclosure in this risk factor at the bottom of page 8.

Use of Proceeds
---------------
15. Please see the revised Use of Proceeds on page 10; all allocations for wages have been deleted, as we do not and never have intended to pay wages unless and until we become profitable. Only commissions will be paid on cars sold. Please also see the first paragraph in the Executive Compensation section on page 16, which has been revised.

16. Please see footnote 2 on page 10.
17. Please see the revised disclosure in footnote 1 on page 10.
In addition, we have expanded the footnote to include a second promissory note for $20,000.

18. Please see the revised Use of Proceeds on page 10.

Dilution of the Price you Pay for Your Shares
---------------------------------------------
19. Please see the revised dilution section on pages 11-12.

Plan of Distribution
--------------------
20. Please see the expanded disclosures under the Procedures for Subscribing subsection on pages 13-14. In addition, the Subscription Agreement has been filed as an exhibit with this amendment.

Directors, Executive Officers, Promoters and Control Persons
------------------------------------------------------------
21. Please see the revised disclosures in Vincent Markovitch's background information on page 15. None of the officers or directors will be compensated for any used cars or trucks they locate that we purchase.

Executive Compensation
----------------------
22. Please see the revised first paragraph in this section on page 16. In addition, the Use of Proceeds has been adjusted to remove the payment of any salaries, as they will only be paid from income realized over and above expenses, or from profits earned.

23. Please see the revised second paragraph on page 16.

Description of Business
-----------------------
24. Please see the last two sentences of the first paragraph of the General Information subsection on page 19.

General Information
-------------------
25. Please see the last paragraph on page 19.

Overview of Business Operations
-------------------------------
26. Please see the revised first paragraph under this subsection on page 20.

27. Please see the revised first paragraph under this subsection on page 20.

28. Please see the expanded disclosures in this subsection on page 20.

Suppliers and Acquisition of Inventory
--------------------------------------
29. Please see the revised first paragraph under this subsection on page 21.

30. We have corrected the Use of Proceeds section to accurately reflect the amount to be allocated to inventory purchase ($35,000). We have also adjusted the number of vehicles we will be purchasing and maintaining on our lot from 12-15 to 8-12, which should be easily purchased with $35,000. Finally, we are trying to purchase more of the inexpensive type of vehicles so we can resell them in the $2500-$8000 price range to arrive at a 20% profit.

31. Please see the last paragraph on page 22.

32-33. Please see the revised disclosures in this subsection on page 23.

Employees and Employment Agreement
----------------------------------
34. Please see the revised disclosures in this subsection on page 23.

Management's Discussion and Analysis or Plan of Operation
---------------------------------------------------------
Proposed Milestones to Implement Business Operations
----------------------------------------------------
35. Please see the updated milestones on pages 25-26.

36. Please see the first full paragraph following the milestones on page 26.

37. Please see the new subsection entitled, "Critical Accounting
Policies" on pages 26-28.

38. Please see the revised disclosure in the March/April 2005 milestone on page 26.

39. Please see the new subsection entitled, "Warranty Expense" on page 26.

Description of Property
-----------------------
40. Please see the revised disclosures in this Section on page 28.

41. When we entered into the lease, our initial goal was to primarily engage in wholesale vehicle sales. While we still intend to do some wholesaling, we will also attempt to retail vehicles to the general public.

42. Please see the revised disclosures in this section on page 28.

Financial Statements
--------------------
43-45. Please see the updated financial statements, beginning on page 33.

Part II
-------
Item 25. Other Expenses of Issuance and Distribution
----------------------------------------------------
46. Please see the revised Item 25 disclosures on page 52.

Item 28. Undertakings
---------------------
47. The referenced disclosure has been deleted.

Exhibits
--------
48. Please see the revised Exhibit 5 and the new Exhibit 99.3.

We very much appreciate your kind assistance in the review and amendment of our registration statement to ensure it complies with all disclosure requirements. Please contact the undersigned if you have any further questions or comments.

Sincerely,

/s/ Vincent Markovitch, President



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